Filed pursuant to Rule 433

Free Writing Prospectus dated December 7, 2010

Registration Statement No. 333-171014

ALBEMARLE CORPORATION

Pricing Term Sheet – December 7, 2010

$350,000,000 4.500% Senior Notes due 2020

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated

December 7, 2010, filed as part of Registration Statement No. 333-171014

Issuer:	Albemarle Corporation (the “Company”)

Security:	4.500% Senior Notes due 2020

Aggregate Principal Amount Offered:	$350,000,000

Rating[1]:	Baa1 by Moody’s Investors Service (stable outlook) and BBB by Standard and Poor’s Ratings Services (positive outlook)

Trade Date:	December 7, 2010

Settlement Date:	December 10, 2010 (T + 3)

Maturity:	December 15, 2020

Coupon Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2011

Benchmark Treasury:	2.625% due November 15, 2020

Benchmark Price:	95-22

Benchmark Treasury Yield:	3.133%

Spread to Benchmark Treasury:	T+148 bps

Coupon:	4.500%

Price to Public:	99.101%

Net Proceeds to Issuer (excluding transaction related expenses):	$344,578,500

Yield to Maturity:	4.613%

CUSIP & ISIN:	012725 AA5; US012725AA56

Optional Redemption:

Make-whole at T+25 bps

At any time on or after three months prior to the maturity date, the notes will be redeemable as a whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to the date of redemption.

Change of Control Triggering Event:	Putable at 101% of the principal amount plus accrued interest, if any, up to but not including the redemption date

Joint Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC UBS Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc.

As Adjusted Capitalization:	As of September 30, 2010 (In thousands)

As Adjusted (1)
Cash and cash equivalents	$524,673(2)

Senior Unsecured Revolving Credit Facility	64,147 (3)
5.10% Senior notes due 2015	324,855
Senior Notes offered hereby	346,854
Subtotal senior debt	735,856
Other Debt	132,879
Total Debt	868,735

Total Equity	1,438,041

Total Capitalization.	$2,306,776

   (1) Assumes net proceeds of approximately $343.9 million after underwriting discounts and transaction related expenses.

   (2) Includes approximately $100.0 million of net proceeds expected to be used to fund pension related obligations.

   (3) Assumes pay down of revolving credit facility of approximately $243.9 million.

Pro forma ratio of earnings to fixed charges:

	2009	Nine months ended September 30, 2010
Pro forma ratio of earnings to fixed charges	4.1x	8.7x

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Company and the Notes.

The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was automatically effective on December 7, 2010. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-294-1322 or UBS Securities LLC toll free at 877-827-6444 (ext. 561-3884).

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.